02027462

4-1-02

RECD S.E.C.
APR 29 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

PROCESSED
MAY 06 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . .

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2002

Luxembourg, 25 April 2002 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the three months ended 31 March 2002.

- 66% reduction of EBITDA loss to US$2.1 million (US$6.2 million) in first quarter for 14 current operations launched before 2001
- EBIT margin of 35% in Stockholm and 17% in Gothenburg; Prague, Hungary and Santiago all profitable
- International sales for current operations up 63% to represent 53% of Group total at constant 2001 exchange rates. Total net sales up 8.2% at constant exchange rates
- World's fourth largest newspaper with daily circulation of 4.1 million
- Average cost per copy reduced by 5% for 22 current operations
- Three new editions launched in France; Zurich and Buenos Aires discontinued

Consolidated income statement * (US$ millions)	Q1 2002	Q1 2001
Net Sales	28.4	27.5
Earnings before depreciation and amortisation	-8.6	-14.0
Depreciation and goodwill amortisation	-1.4	-1.2
Operating income for current operations	-10.0	-15.2
Site closure costs	-4.4	-
Headquarter costs	-4.7	-5.4
Operating income	-19.1	-20.6
Pre tax profit	-21.4	-21.3
Basic earnings per share (US$)	(0.20)	(0.29)
Basic number of shares outstanding	109,383,131	76,088,489

* Metro had 22 operations at 31 March 2002 and 18 operations at 31 March 2001.

OPERATING REVIEW

Metro is the world's fastest growing and fourth largest newspaper, publishing 4.1 million copies of 23 daily editions in 15 countries around the world. The newspaper attracts over 10 million daily readers and derives its revenues from advertising sales, which have grown at a compound annual rate of 50% since the launch of the first edition in 1995.

International sales for the 19 current operations outside Sweden were up 63% at constant exchange rates in the quarter, and by 58% to US$16.8 million (US$10.6 million) at reported rates. International sales accounted for 59% of group advertising sales, compared to 46% for the same period last year at reported rates. Total group net sales increased by 8.2% in the first quarter at constant 2001 exchange rates, compared to the same period of last year.

This result has been achieved at a time when global advertising markets have been in continued decline.

Metro continued to out-perform its peers in Sweden, reporting a 16.4% decline in net sales (at constant 2001 exchange rates) in the quarter, in a market that is estimated to have fallen by over 25% year on year, according to the independent 'Mediebyraernas Mediebarometer' survey of first quarter advertising sales for the major Swedish 'daily morning newspapers'. Metro's sales volumes did however improve significantly towards the end of the quarter and are now approaching last year's levels in the second quarter.

Due to Metro's mature market position in Stockholm, the operation registered a substantial reduction in recruitment advertising revenues. This loss was partly compensated for by targeted new efforts in the display advertising segment, where the Stockholm edition increased revenues by 13% year on year in a market where the traditional morning papers showed declines of 10%. Metro Stockholm's market share therefore reached a record 26% in the first quarter, compared to 24% during 2001 (source: SIFO RM).

Three new Metros were successfully launched in France during the first quarter. The editions in Paris, Marseille and Lyon have a combined target circulation of 500,000 copies, making Metro the largest national newspaper in Europe's third largest advertising market, which generated newspaper advertising spend of US$1.7 billion in 2000. An initial dispute with a local union in Paris regarding the printing and distribution of Metro was resolved within seven weeks.

The cost reduction programme continued into 2002 with the ongoing impact of the centralization of paper buying in a falling price environment, more efficient distribution, headcount reduction, and increasing usage of Metro World News content. The average cost per copy, calculated on the basis of an average 24-page edition and including all Group costs except headquarter expenses, fell by 5% year on year in the first quarter, despite the launch of eight new editions since the beginning of 2001.

Metro also closed down two operations during the first quarter, for very different reasons. The closure of the Zurich operation was announced on 13 February 2002. Zurich was closed because it would not have reached a satisfactory level of profitability in the target time frame that is applied as a Group wide discipline. Due to the economic deterioration in Argentina, the Buenos Aires edition was also discontinued during the quarter in order to protect shareholders' funds in an unstable environment. Both these actions will serve to reduce Group losses significantly moving forward.

EBITDA losses for all operations (excluding headquarter expenses) decreased to US$13.1 million (US$14.0 million) in the first quarter, despite the launch of eight new editions since the beginning of 2001, the particular impact of the launch of three new editions in France during the quarter, and the US$4.4 million of site closure costs

EBITDA losses for the operations launched before 2001 were down by 51% to US$6.5 million (US$13.3 million) for the quarter, clearly showing the rapid migration to profitability of the operations that reported full quarter results for the first quarter of 2001. This again included the US$4.4 million of site closure costs in the first quarter of 2002.

Excluding the discontinued editions in Buenos Aires, the combined EBITDA loss for all editions launched before 2001 was therefore US$2.1 million (US$6.2 million).

Excluding the three new launches in France in 2002, the total Group reported an EBITDA loss of only US$1 million in the month of March.

After the end of the quarter, Metro launched its first Asian edition. Metro Hong Kong was introduced on 15 April 2002 with a target daily circulation of 300,000 copies, making Metro the third largest newspaper in the territory. Hong Kong is one of the world's major cities with a population of 6.5 million and one of the world's major commercial centers, attracting annual print advertising spend of US$1.3 billion. Metro has now also formed a successful recruitment advertising sales partnership with The Boston Globe, and launched Metro Radio in Stockholm, a low cost venture to extend the Metro brand in Sweden and generate additional high margin revenue streams.

Established Operations

The Stockholm, Gothenburg, Prague, and Hungary editions comprise the four established and profitable operations, which were launched more than three years ago. The established operations reported combined net sales of US$13.1 million (US$15.5 million) for the first quarter, representing 46% of total reported Group net sales. This result is partly attributable to the 7.2% year on year weakening of the Swedish Krona against the US dollar, as well as the decline in sales for the Stockholm edition mentioned above. Gothenburg, Prague and Hungary all announced increased revenues, with Hungary growing by 65% year on year.

The four established operations generated combined earnings before depreciation and amortisation of US$3.4 million (US$4.7 million) for the first quarter. The Gothenburg operation reported an operating margin of 17% in the first quarter and both Prague and Hungary turned first quarter 2001 operating losses into profits this year. Despite the weak Swedish advertising market, Stockholm reported a 35% operating margin for the first quarter.

The Stockholm operating margin reflects the ongoing programme of reducing variable costs and renegotiating the fixed cost base, which resulted in a 15% year on year reduction in costs. The Swedish operations have high operational leverage following these cost reductions, and are well-positioned to deliver high incremental profitability when the advertising market in Sweden recovers.

New Ventures

Metro's new ventures comprise the twelve wholly owned subsidiaries that have been started up less than three years ago (Holland, Malmo, Helsinki, Philadelphia, Santiago, Rome, Athens, Warsaw, Milan, Barcelona, Boston, Madrid, Copenhagen, Paris, Marseille and Lyon) and the two joint venture operations in Toronto and Montreal in which Metro has 50% interests.

Net sales for the new ventures increased by 63% in the first quarter at constant exchange rates. At reported exchange rates, net sales were up 55% to US$15.0 million (US$9.7 million) in the first quarter, equivalent to 54% of Group revenues for the period.

EBITDA losses for the new ventures totaled US$12.0 million (US$11.4 million) for the first quarter, an increase of only US$0.6 million despite launching eight new editions since the beginning of 2001. This means that the reduction in EBITDA losses for the 10 ventures launched in 1999 and 2000 was almost equivalent to the total investment in the eight new editions launched in 2001 and the first quarter of this year.

The Santiago edition reported operating profits for the second consecutive quarter, due both to significant sales growth and strict cost control. The operation is consequently ahead of the three year target time frame for new operations to reach annual profitability. The same is true for Malmo and Athens, which both posted operating profits in March. The two US operations, in Philadelphia and Boston, have also produced strong performances, with sales in Philadelphia increasing by 52% and EBITDA losses reduced by 35% year on year in the first quarter.

The Copenhagen edition continued to perform above expectations to the extent that the operation was expanded after the end of the quarter to cover Denmark's second largest city, Aarhus, and the Eastern part of Jutland, by printing an additional 65,000 copies. The daily circulation of 235,000 copies makes MetroXpress the largest daily newspaper in the Denmark and its distribution now covers an area that accounts for 70% of the US$480 million annual newspaper advertising market. The investment required for the expansion has been covered within the original budget plans.

Headquarters

The Headquarters reporting item relates to the general & administration expenses incurred by the headquarter operations and Metro World News, as well as investments relating to business development, cities under development (but not yet launched) and Group marketing. Headquarter costs were down 13% to US$4.7 million (US$5.4 million) in the first quarter, in line with the Group commitment to significantly reduce these costs during 2002, but also including pre-launch costs incurred in establishing the Hong Kong operations prior to launch in the second quarter.

FINANCIAL REVIEW

The US dollar strengthened year on year against most of Metro's reporting currencies during the quarter. Group net sales would have been 4.8% higher at US$29.8 million on the basis of the exchange rates for the same period of 2001.

Metro's joint ventures in Toronto and Montreal are treated as affiliate companies, with the consolidation of 25% of the earnings of each operation in the first quarter of 2002, in line with the equity participation. However, 100% of the results for the Toronto operation were consolidated to Group net sales and income in the first quarter of 2001, because the merger with the local partner was not approved until 5 July 2001.

Goodwill, which relates predominantly to the buyout of minority interests in Metro Sweden, is no longer allocated to the Swedish operations, but is separately disclosed as a distinct item within the segmental analysis in the notes in order to improve clarity. The comparative numbers for 2001 have been restated accordingly, as if this treatment had been applied from 1 January 2001.

The operating results from the three operations launched in France during the first quarter are included in the Rest of Europe reporting segment, and also include the pre-launch investments made in the operations during the quarter.

Site closure costs relating to the discontinued Zurich and Buenos Aires operations amounted to US$4.4 million in the first quarter and constituted a full provision for all costs related to the discontinuation of the two editions as well as operational losses incurred up until the closure decision was made.

Metro's working capital requirements and operating cash flows continue to improve, as a result of the ongoing implementation of measures to reduce debtor days and manage supplier relationships and procurement more efficiently.

At 31 March 2002, Metro had liquid funds of US$19.9 million. Long-term debt amounted to US$90.2 million on 31 March 2002. Adjusted for the exercise of the Millicom option and the conversion of the US$22.1 million convertible debenture loan from Modern Times Group MTG AB, long-term debt would have totaled US$67.5 million.

OTHER INFORMATION

Metro's second quarter financial results for the first six months of 2002 will be announced on 7 August 2002.

Metro's annual report will be distributed to shareholders and will be available from the Company's registered office at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

The shareholders' annual general meeting will be held on 28 May 2002 in Luxembourg.

This interim report has not been subject to review by the Company's auditors.

Luxembourg, 25 April 2002.
The Board of Directors of Metro International S.A..

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmö, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Paris, Marseille, Lyon and Hong Kong.

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fällman
Title: Vice President

Date: 29/04/2002